Exhibit 99.2

FreeSeas Announces Debt Purchase and Settlement Agreement with $20 Million Loan Forgiveness

Athens, Greece, July 10, 2013 -- FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas'' or the “Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that it has entered into a agreement (the “Agreement”) among Deutsche Bank Nederland N.V. ( “Deutsche Bank”), the Company, various wholly-owned subsidiaries of the Company and with a Magna Group affiliate fund, Hanover Holdings I, LLC (the “Investor”), headquartered in New York, NY.

Pursuant to the terms of the Agreement, the Investor has agreed to purchase USD 10,500,000 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of USD 29,958,205.28, subject to the satisfaction of a number of conditions set forth in the Agreement. Upon payment in full of the purchase amount of $10,500,000 by the Investor to Deutsche Bank in accordance with the terms and conditions of the Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank shall be forgiven, and the mortgages of both of its two security vessels shall be discharged.

The Agreement does not become effective until the Investor deposits in escrow an amount of USD 2,500,000 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement. In the event that the funds are not deposited or the escrow agreement is not entered into within 20 trading days, the Agreement dissolves immediately. In addition, the Agreement will automatically terminate upon the occurrence of certain events set forth in the Agreement.

Mr. Ion G. Varouxakis, Chairman, President and Chief Executive Officer of the Company made the following comments: “After a prolonged period of tortured uncertainty, we are particularly pleased to enter into this Agreement, which will remove approximately USD 30 million of secured debt from our books. In conjunction with action taken since the beginning of the year, the majority of our trade debt and a third of our bank debt will have been exchanged for equity upon completion of this Agreement. This development shall, we hope, accelerate our discussions with our other Lenders for a similar realistic relief and a continued support of our efforts. Most importantly, under the extremely adverse circumstances we have been facing, we firmly believe this development is optimal for our shareholders for whom we are striving to extract maximum value; it also is the least onerous for our lending partners.” Mr. Varouxakis added: “We would like to thank Deutsche Bank for their frank cooperation and realistic vision, our remaining banking partners, as well as our numerous trade and business partners who have provided us with their invaluable support and their dedicated patience throughout this long period.”

Mr. Alexandros Mylonas, Chief Financial Officer of the Company, added: “Since the beginning of the year we have already swapped USD 4.8 million of trade debt into equity. This time, the significance of this transaction on our balance sheet is substantial. Upon completion of this Agreement, our total bank debt is expected to be reduced from approximately USD 89.2 million on December 31, 2012 to USD 59.7 million, two of our vessels will be debt free, and USD 1 million in interest charges are expected to be reduced per year. We also expect to post significant one-off gains from the USD 19.5 million debt forgiveness. Based upon our improved balance sheet after this transaction, we intend to seek funding for additional working capital in order to weather the adverse conditions still present in our industry.”

Mr. Joshua Sason, Founder and Chief Executive Officer of Magna Group, noted: “We approach this transaction and the work we’ve done with the management of FreeSeas with great pride, and view the agreement with Deutsche Bank as a significant milestone in the restructuring and advancement of the company.  The expected material reduction in debt, release of two vessels from mortgage encumbrance upon full payment of the settlement amount and annual interest expense savings should enable FreeSeas to be in a substantially stronger business position.”

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About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

About Magna Group

Magna Group is a leading alternative investment firm that makes innovative structured investments and provides financial partnership to its portfolio companies; public and private, domestic and international. With a focus on the small and lower-middle markets, Magna Group maintains an active long portfolio of over 40 emerging growth and development stage companies at any given time. As a financial partner, Magna Group prioritizes relationship and works closely with portfolio companies to develop customized equity, debt and hybrid investment solutions. Please visit www.magnagroupcapital.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

FreeSeas Inc.

Alexandros Mylonas

Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr